[Fair Isaac Corporation Letterhead]

March 10, 2005

VIA EDGAR AND OVERNIGHT MAIL

Ms. Celeste M. Murphy
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Fair Isaac Corporation Schedule TO filed on February 25, 2005 File No. 005-39117

Dear Ms. Murphy:

      We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Commission”), received by letter, dated March 9, 2005, relating to Fair Isaac Corporation’s (the “Company”) offer to exchange (the “Exchange Offer”) up to $400,000,000 principal amount of its 1.5% Senior Convertible Notes, Series B due August 15, 2023 for any or all of the Company’s outstanding 1.5% Senior Convertible Notes due August 15, 2023, the Schedule TO-I, filed on February 25, 2005 (File No. 005-39117) (the “Schedule TO”), and the Offering Circular, dated February 25, 2005, filed as Exhibit (a)(1)(A) to the Schedule TO, relating to the Exchange Offer.

      The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact John A. Fore or Kathleen D. Rothman of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 493-9300 with any questions or with additional requests for information.

Very truly yours, FAIR ISAAC CORPORATION
/s/ Charles M. Osborne
Charles M. Osborne
Vice President and Chief Financial Officer

cc:	John A. Fore Kathleen D. Rothman